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UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Broadcom Limited

(Exact name of registrant as specified in its charter)

Singapore	001-37690	98-1254807
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 Yishun Avenue 7 Singapore 768923	N/A
(Address of principal executive offices)	(Zip code)

Patricia McCall, Vice President & General Counsel (408) 433 8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1. – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Following the acquisition of Broadcom Corporation (“BRCM”) by Avago Technologies Limited (“Avago”) on February 1, 2016 (the “Acquisition”), Broadcom Limited (the “Company”) became the ultimate parent company of Avago and BRCM. The Company has evaluated its product lines for the year ended December 31, 2015 and determined that certain products it manufactures or contracts to have manufactured contain tin, tungsten, tantalum and/or gold and as a result it has prepared and filed a Conflict Minerals Report for the year ended December 31, 2015. The Conflict Minerals Report relates solely to the Company’s predecessor, Avago.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on its website at http://www.broadcom.com/corporate_responsibility/environment.php.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form.

Section 2. – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROADCOM LIMITED

By:	/s/ Hock E. Tan
Name: Hock E. Tan
Title: President and Chief Executive Officer

Date: May 27, 2016